UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2012

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

———————————————————————————————————

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

———————————————————————————————————

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:☒ Form 20-F☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date October 31, 2012	By:	/s/ Wang Jian
Name: Wang Jian Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

 (A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

THIRD QUARTERLY REPORT 2012

This announcement is made by the Company pursuant to the disclosure requirement under Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The financial statements of the Company for the third quarter of 2012 were not audited, and were prepared in accordance with the PRC Accounting Regulations.

1.	IMPORTANT NOTICE

This announcement is made by China Eastern Airlines Corporation Limited (the “Company”) pursuant to the disclosure requirement under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (which requires any issuer listed on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) whose securities are also listed on other stock exchange(s) to simultaneously inform the Stock Exchange of any information released to any of such other exchange(s) and to ensure that such information is released to the market in Hong Kong at the same time as it is released to the other market(s)). At the request of the Shanghai Stock Exchange, a similar announcement of the even date is being made by the Company in Shanghai pursuant to the relevant provisions of the Shanghai listing rules and regulations.

This quarterly report was prepared in accordance with the regulations as prescribed by the China Securities Regulatory Commission (the “CSRC”) in relation to disclosure of information in quarterly reports for listed companies, and is published simultaneously in Shanghai and Hong Kong. The financial statements of the Company for the third quarter of 2012 were not audited, and were prepared in accordance with the PRC Accounting Regulations.

The board of directors (the “Board”) and the supervisory committee of the Company, and its directors, supervisors and senior management hereby confirm that the information set out in this report does not contain any false information, misleading statement or material omission, and accept joint and several responsibility for the truthfulness, accuracy and completeness of the contents of this report.

All directors of the Company attended the meeting of the Board.

This third quarterly report of the Company is unaudited.

Name of the person-in-charge of the Company	Liu Shaoyong
Name of the officer-in-charge of accounting	Ma Xulun
Name of the officer-in-charge of the accounting department (accounting officer)	Wu Yongliang

Liu Shaoyong, the person-in-charge of the Company, Ma Xulun, the officer-in-charge of accounting of the Company, and Wu Yongliang, the officer-in-charge of the accounting department (accounting officer) of the Company hereby confirm that the financial statements forming part of this quarterly report are true and complete.

2.	BASIC PARTICULARS OF THE COMPANY

2.1	Main accounting data and financial indicators

Currency: RMB

	As at the end of the reporting period	As at the end of last year	Increase/decrease as at the end of the reporting period compared with the end of last year
			(%)

Total assets (RMB’000)	120,350,695	112,215,152	7.25
Owners’ equity (or shareholders’ equity) (RMB’000)	24,029,354	20,437,377	17.58
Net assets per share attributable to the shareholders of listed company (RMB per share)	2.1309	1.8124	17.57

	From the beginning of the year to the end of the reporting period (from January to September)	Increase/ decrease compared with the same period last year(%)

Net cash flow generated from operating activities (RMB’000)	11,631,280	–3.45
Net cash flow generated from operating activities per share (RMB per share)	1.0315	–3.45

	Reporting period (from July to September)	From the beginning of the year to the end of the reporting period (from January to September)	Increase/ decrease for the reporting period compared with the same period last year(%)
Net profit attributable to shareholders of listed company (RMB’000)	2,634,649	3,629,755	–20.36
Basic earnings per share (RMB per share)	0.2336	0.3219	–20.36
Basic earnings per share after deducting non-recurring profit and loss (RMB per share)	0.2245	0.3072	–22.75
Diluted earnings per share (RMB per share)	0.2336	0.3219	–20.36
Weighted average return on equity (%)	16.31	12.11	Decrease by 0.52 percentage points
Weighted average return on equity after deducting non-recurring profit and loss (%)	15.57	11.64	Decrease by 1.11 percentage points

Description:	Under the relevant requirements of the Ministry of Finance and the State Administration of Taxation of the People’s Republic of China (“PRC”), the Company is subject to value-added tax instead of business tax with effect from 1 January 2012 with respect to its transportation and other aviation operations in the Shanghai region. The entities involved include the Shanghai headquarters of the Company, Shanghai Airlines Co., Ltd. and China Cargo Airlines Co., Ltd. The implementation of such tax policy of “changing from business tax to value-added tax” had the following influence on the financial data of the Company for the third quarter of 2012: a decrease of revenue of RMB1.163 billion, a decrease of operating costs of RMB783 million, a decrease of business tax expenses of RMB342 million, a decrease of selling and general and administrative expenses of RMB12 million and a decrease of total profit of approximately RMB25 million as a whole. Therefore, investors are cautioned that the aforesaid financial indicators are not comparable to the data for the same period in 2011.

After deducting non-recurring profit and loss and the relevant amounts:

Unit: ’000

Currency: RMB

Item	Amount from the beginning of the year to the end of the reporting period (from January to September)

Gains or losses from disposal of non-current assets	2,940
Non-operating incomes and expenses other than the above	109,834
Effect on income tax	–1,534
Effect on minority interests (net of tax)	–7,949

Total	103,291

2.2	The total number of the Company’s shareholders and the shareholdings of the 10 largest holders of shares not subject to selling moratorium as at the end of the reporting period

Unit: Shares

The total number of the Company’s shareholders as at the end of the reporting period	259,851

Shareholding of the 10 largest holders of circulating shares not subject to selling moratorium

Name of shareholders (in full)	Number of circulating shares not subject to selling moratorium held at the end of the period	Types of shares
China Eastern Air Holding Company (“CEA Holding”)	4,341,375,000	RMB ordinary shares
HKSCC Nominees Limited (including CES Global Holdings (Hong Kong) Limited (“CES Global”))	3,478,024,299	Overseas listed foreign shares
Shanghai Alliance Investment Limited (上海聯和投資有限公司)	427,085,429	RMB ordinary shares
China National Aviation Fuel Holding Co. (中國航空油料集團公司)	421,052,632	RMB ordinary shares
Jin Jiang International Holdings Company Limited (錦江國際 (集團 有限公司)	343,288,860	RMB ordinary shares
Aerospace Capital Holding Co. Ltd. (航天投資控股有限公司)	99,088,580	RMB ordinary shares
Sinotrans Air Transportation Development Co. Ltd. (中外運空運發展股份有限公司)	83,157,894	RMB ordinary shares
Bank of China – Harvest Steady and Open-ended Securities Investment Fund (中國銀行－嘉實穩健開放式證券投資基金)	44,816,447	RMB ordinary shares
Bank of Communications – Hua’an Strategy Selection Stock Securities Investment Fund (交通銀行－華安策略優選股票型 證券投資基金)	30,194,122	RMB ordinary shares
China Minsheng Banking Corp., Ltd.– Orient Selected Mixed Open-ended Securities Investment Fund (中國民生銀行股份有限公司－東方精選 混合型開放式證券投資基金)	28,009,934	RMB ordinary shares

3.	IMPORTANT MATTERS

3.1	Details of and reasons for the substantial changes in main items of financial statements and financial indicators of the Company

☒      Applicable          ☐      Not applicable

Item	Change	Reasons for change
	(%)

Business taxes and surcharges	–60.7	Primarily due to the fact that the Company is subject to value-added tax instead of business tax with effect from 1 January 2012 with respect to its transportation and other aviation operations in the Shanghai region.

Finance Expenses	289.3	Primarily due to the impacts of depreciation of Renminbi during the reporting period. The net exchange loss of the Company amounted to RMB143 million, as compared to the gain of RMB685 million in the same period last year.

Gain arising from changes in fair value	154.1	Primarily due to the impacts of interest rate swaps.

Investment gain/(loss)	121.9	Primarily due to the improvement in results of operation of invested companies during the third quarter of 2012 as compared to the same period last year.

Income tax expenses	77.9	Primarily due to the increase in profits of subsidiaries during the third quarter of 2012.

3.2	Analysis of the progress of other significant events and their effects and proposed solutions

☐      Applicable          ☒      Not applicable

3.3	The status of implementation of the matters undertaken by the Company, shareholders and the ultimate controller

☒      Applicable          ☐      Not applicable

Background of undertaking	Type of undertaking	Undertaking party	Content of undertaking	Is there any implementation period (Yes/No)	Whether the undertaking has been strictly implemented in a timely manner (Yes/No)	Progress made during the reporting period

Undertaking in relation to material asset restructuring	To resolve business competition	CEA Holding	Pursuant to the “Report relating to share exchange and absorption of Shanghai Airlines Co., Ltd (draft)” published by the Company on 11 August 2009, CEA Holding undertook that: within 3 years after completion of the absorption, it shall duly resolve the problem of business competition between CEA Holding and the Company by means of entrusting the competing business of CEA Holding to the Company, injecting or selling the competing business of CEA Holding to the Company, or CEA Holding acquiring the competing business from the Company. The specific resolutions are subject to the specific conditions at the time of the resolutions and the characteristics of different ancillary operation segments.	Yes	Yes	In the progress of resolving problems of business competition in respect of tourism and ticketing operations.

Undertaking in relation to refinancing	Share selling moratorium	CEA Holding	Pursuant to the “Report on non-public issuance of shares to specific placees” published by the Company on 3 July 2009, the Company issued on a nonpublic basis 1,437,375,000 A shares to CEA Holding and issued on a non-public basis 1,437,375,000 additional H shares to CES Global, a wholly owned subsidiary of CEA Holding, in June 2009. CEA Holding undertook that: within 3 years after completion of the aforesaid non-public issuance, it shall not transfer its interests in the shares of the Company obtained pursuant to such issue.	Yes	Yes	Implementation completed

Background of undertaking	Type of undertaking	Undertaking party	Content of undertaking	Is there any implementation period (Yes/No)	Whether the undertaking has been strictly implemented in a timely manner (Yes/No)	Progress made during the reporting period

	To resolve defects in land and other property ownership	CEA Holding	Due to historical problems, some of the land and property injected by CEA Holding into the Company had not yet been transferred to the name of the Company. In this regard, CEA Holding undertook that it shall, on a best-effort basis, enable the Company to obtain the relevant land use rights certificates and property ownership certificates in relation to its capital contribution to the Company, and complete relevant legal procedures in relation to the transfer of property rights; and CEA Holding shall bear all obligations in relation to the losses caused to the Company as a result of the failure of CEA Holding in completing the relevant procedures for transferring the relevant property rights in a timely manner, and shall indemnify all the losses suffered by the Company in this regard.	No	Yes	Three issues in respect of the defects in property ownership of the Company during the third quarter of 2012 (i.e. from 1 July to 30 September) were resolved.

	Share selling moratorium	CEA Holding	Pursuant to the “Report on non-public issuance of A shares” published by the Company on 24 December 2009, the Company issued on a non-public basis 1,350,000,000 A shares in December 2009 (among which 490,000,000 A shares were issued on a non-public basis to CEA Holding). CEA Holding undertook that: it shall not transfer the 490,000,000 A shares issued to CEA Holding under the aforesaid issuance within 36 months from the date of completion thereof.	Yes	Yes	Implementation in progress

3.4	Warning of and reasons for any expected accumulated losses from the beginning of the year to the end of the following reporting period or substantial changes in profitability compared to the same period last year

☐      Applicable          ☒      Not applicable

3.5	Implementation of cash dividend policy during the reporting period

1.	The Company’s cash dividend policy during the reporting period is as follows: The Company

The Company may distribute its dividend by way of cash or shares. Such distribution shall emphasize the reasonable investment return to its investors, and the distribution policy shall be stable and consistent. The Company shall conduct its cash distribution on a reasonable basis taking into account its own operational results and financial position and in compliance with laws and regulations as well as the requirements of securities regulatory authorities. Where the Board does not propose any cash distribution plan, reasons shall be stated in its periodic reports.

2.	The Company shall not distribute cash dividend as it had a negative accumulated distributable profit during the reporting period.

By order of the Board 中國東方航空股份有限公司 CHINA EASTERN AIRLINES CORPORATION LIMITED Liu Shaoyong Chairman

The Directors as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Xu Zhao	(Director)
Gu Jiadan	(Director)
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)
Luo Zhuping	(Director)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)

Shanghai, the PRC

30 October 2012

4.	APPENDICES

4.1

Consolidated Balance Sheet

30 September 2012

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB’000

Unaudited

Item	Balance at the end of the reporting period	Balance at the beginning of the year

Current assets:
Monetary capital	8,456,343	6,755,260
Settlement reserves fund	–	–
Deposits with banks and other financial institutions	–	–
Derivative financial assets	5,408	4,365
Notes receivable	–	–
Trade receivables	2,304,064	2,197,493
Prepayments	899,170	973,451
Premiums receivable	–	–
Receivables from reinsurers	–	–
Reinsurance deposits receivable	–	–
Interest receivable	12,152	21,333
Dividends receivable	128	–
Other receivables	2,207,427	1,722,644
Buying back the sale of financial assets	–	–
Inventory	1,916,043	1,555,544
Non-current assets due within one year	–	–
Other current assets	423,325	482,313

Total current assets	16,224,060	13,712,403

4.1

Consolidated Balance Sheet (Cont’d)

30 September 2012

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB’000

Unaudited

Item	Balance at the end of the reporting period	Balance at the beginning of the year

Non-current assets:
Entrusted loans and advances	–	–
Financial assets available for sale	2,344	2,344
Held-to-maturity investments	–	–
Long-term receivables	–	–
Long-term equity investment	1,568,360	1,498,881
Properties held for investment	–	–
Fixed assets	77,369,556	71,565,372
Construction in progress	12,752,313	13,085,908
Construction materials	–	–
Disposal of fixed assets	–	–
Biological assets for production	–	–
Oil and gas assets	–	–
Intangible assets	1,984,558	1,898,953
Development expenses	–	–
Goodwill	8,509,030	8,509,030
Long-term deferred expenses	1,206,396	1,180,254
Deferred income tax assets	12,427	12,427
Other non-current assets	721,651	749,580

Total non-current assets	104,126,635	98,502,749

Total assets	120,350,695	112,215,152

4.1

Consolidated Balance Sheet (Cont’d)

30 September 2012

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB’000

Unaudited

Item	Balance at the end of the reporting period	Balance at the beginning of the year

Current liabilities:
Short-term borrowings	10,622,220	11,453,880
Borrowing from Central Bank	–	–
Deposits from customers and other banks	–	–
Advances from banks and other financial institutions	–	–
Derivative financial liabilities	359,948	332,984
Notes payable	700,000	47,746
Trade payables	11,659,885	10,267,531
Account collected in advance	4,303,346	3,664,673
Financial assets sold under agreements to repurchase	–	–
Handling charges and commissions payable	–	–
Staff remuneration payable	2,180,848	3,047,095
Tax payable	1,699,379	2,002,101
Interest payable	173,693	179,792
Dividends payable	5,540	740
Other payables	3,326,279	2,717,410
Amounts due to reinsurers	–	–
Insurance deposits payable	–	–
Securities trading agency fees	–	–
Securities underwriting fees	–	–
Non-current liabilities due within one year	10,159,017	9,950,619
Other current liabilities	4,000,000	–

Total current liabilities	49,190,155	43,664,571

4.1

Consolidated Balance Sheet (Cont’d)

30 September 2012

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB’000

Unaudited

Item	Balance at the end of the reporting period	Balance at the beginning of the year

Non-current liabilities:
Long-term borrowings	19,843,797	21,103,463
Bonds payable	2,500,000	2,500,000
Long-term payables	21,574,669	21,551,521
Special items payable	116,786	112,685
Expected liabilities	–	–
Deferred income tax liabilities	29,365	29,326
Other non-current liabilities	1,228,082	1,108,173

Total non-current liabilities	45,292,699	46,405,168

Total liabilities	94,482,854	90,069,739

Owners’ equity (or shareholders’ equity):
Paid-up capital (or share capital)	11,276,539	11,276,539
Capital reserves	15,588,808	15,626,586
Less: Treasury shares	–	–
Special reserves	–	–
Surplus reserves	–	–
Provision for ordinary risks	–	–
Undistributed profits	–2,835,993	–6,465,748
Exchange difference in foreign currency statements	–	–
Total equity attributable to equity holders of parent company	24,029,354	20,437,377
Minority interests	1,838,487	1,708,036

Total owners’ equity	25,867,841	22,145,413

Total liabilities and owners’ equity	120,350,695	112,215,152

Legal representative of the Company: Liu Shaoyong

Officer-in-charge of accounting: Ma Xulun

Officer-in-charge of the accounting department: Wu Yongliang

4.1

Balance Sheet of Parent Company

30 September 2012

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB’000

Unaudited

Item	Balance at the end of the reporting period	Balance at the beginning of the year

Current assets:
Monetary capital	2,122,513	1,212,180
Derivative financial assets	5,408	4,365
Notes receivable	–	–
Trade receivables	4,099,252	2,256,601
Prepayments	421,045	422,879
Interest receivable	–	5,912
Dividends receivable	79,223	–
Other receivables	5,384,763	3,464,920
Inventory	1,603,087	1,270,586
Non-current assets due within one year	–	–
Other current assets	390,696	482,313

Total current assets	14,105,987	9,119,756

Non-current assets:
Financial assets available for sale	–	–
Held-to-maturity investments	–	–
Long-term receivables	–	–
Long-term equity investment	10,244,749	8,993,368
Properties held for investment	–	–
Fixed assets	52,445,405	49,186,730
Construction in progress	11,555,973	11,184,681
Construction materials	–	–
Disposal of fixed assets	–	–
Biological assets for production	–	–
Oil and gas assets	–	–
Intangible assets	958,892	861,469
Development expenses	–	–
Goodwill	8,509,030	8,509,030
Long-term deferred expenses	736,144	718,014
Deferred income tax assets	–	–
Other non-current assets	253,360	262,420

Total non-current assets	84,703,553	79,715,712

Total assets	98,809,540	88,835,468

4.1

Balance Sheet of Parent Company (Cont’d)

30 September 2012

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB’000

Unaudited

Item	Balance at the end of the reporting period	Balance at the beginning of the year

Current liabilities:
Short-term borrowings	8,518,713	9,765,647
Derivative financial liabilities	359,948	332,984
Notes payable	400,000	–
Trade payables	12,170,709	7,652,110
Account collected in advance	3,714,371	2,925,710
Staff remuneration payable	1,409,725	1,853,809
Tax payable	483,961	1,109,730
Interest payable	118,881	110,108
Dividends payable	–	–
Other payables	3,066,481	3,067,806
Non-current liabilities due within one year	8,440,019	7,499,231
Other current liabilities	4,000,000	–

Total current liabilities	42,682,808	34,317,135

Non-current liabilities:
Long-term borrowings	14,273,618	15,184,868
Bonds payable	–	–
Long-term payables	16,335,047	16,276,221
Special items payable	92,054	91,649
Expected liabilities	–	–
Deferred income tax liabilities	–	–
Other non-current liabilities	725,400	634,069

Total non-current liabilities	31,426,119	32,186,807

Total liabilities	74,108,927	66,503,942

4.1

Balance Sheet of Parent Company (Cont’d)

30 September 2012

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB’000

Unaudited

Item	Balance at the end of the reporting period	Balance at the beginning of the year

Owners’ equity (or shareholders’ equity):
Paid-up capital (or share capital)	11,276,539	11,276,539
Capital reserves	15,519,475	15,558,258
Less: Treasury shares	–	–
Special reserves	–	–
Surplus reserves	–	–
Provision for ordinary risks	–	–
Undistributed profits	–2,095,401	–4,503,271

Total owners’ equity (or shareholders’ equity)	24,700,613	22,331,526

Total liabilities and owners’ equity (or shareholders’ equity)	98,809,540	88,835,468

Legal representative of the Company: Liu Shaoyong

Officer-in-charge of accounting: Ma Xulun

Officer-in-charge of the accounting department: Wu Yongliang

4.2

Consolidated Income Statement

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB’000

Unaudited

Item		Amount for the reporting period (from July to September)	Amount for the corresponding period of last year (from July to September)	Amount from the beginning of the year to the end of the reporting period (from January to September)	Amount from the beginning of last year to the end of the reporting period (from January to September)

1.	Total revenue	25,125,993	24,451,190	65,528,773	63,233,344
	Of which: Revenue	25,125,993	24,451,190	65,528,773	63,233,344
	Interest income	—	—	—	—
	Premiums earned	—	—	—	—
	Handling charges and commission income	—	—	—	—

2.	Total operating costs	22,661,247	21,270,200	63,159,264	58,072,148
	Of which: Operating costs	19,633,297	18,907,235	55,149,960	51,301,043
	Interest expenses	—	—	—	—
	Handling charges and commission expenses	—	—	—	—
	Payments on surrenders	—	—	—	—
	Net compensation expenses	—	—	—	—
	Net provision for insurance contract	—	—	—	—
	Insurance policy dividend expenses	—	—	—	—
	Reinsurance expenses	—	—	—	—
	Business taxes and surcharges	217,968	554,063	557,395	1,330,403
	Selling expenses	1,532,240	1,498,882	4,003,998	4,045,580
	General and administrative expenses	691,812	614,972	1,861,622	1,740,259
	Finance expenses	586,049	–309,658	1,607,427	–385,063
	Assets impairment loss	–119	4,706	–21,138	39,926
	Add: Gains arising from changes in fair value (loss indicated by “–”)	7,729	–14,278	17,576	71,218
	Investment gains (loss indicated by “–”)	73,171	32,972	138,717	96,444
	Of which: Investment gains on associated companies and joint ventures	—	—	—	—
	Exchange gains (loss indicated by “–”)	—	—	—	—

4.2

Consolidated Income Statement (Cont’d)

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB’000

Unaudited

Item		Amount for the reporting period (from July to September)	Amount for the corresponding period of last year (from July to September)	Amount from the beginning of the year to the end of the reporting period (from January to September)	Amount from the beginning of last year to the end of the reporting period (from January to September)

3.	Operating profit (loss indicated by “–”)	2,545,646	3,199,684	2,525,802	5,328,858
	Add: Non-operating income	312,467	259,327	1,411,942	785,468
	Less: Non-operating expenses	3,222	3,438	15,292	15,919
	Of which: Loss on disposal of non-current assets	—	—	—	—

4.	Total profits (total losses indicated by “–”)	2,854,891	3,455,573	3,922,452	6,098,407
	Less: Income tax expenses	112,480	63,213	291,313	185,286

5.	Net profit (net loss indicated by “–”)	2,742,411	3,392,360	3,631,139	5,913,121
	Net profit attributable to equity holders of parent company	2,634,649	3,308,042	3,629,755	5,759,772
	Minority interests	107,762	84,318	1,384	153,349

6.	Earnings per share:
	(1) Basic earnings per share	0.2336	0.2934	0.3219	0.5108
	(2) Diluted earnings per share	0.2336	0.2934	0.3219	0.5108

7.	Other comprehensive income	—	—	—	—

8.	Total comprehensive income
	Total comprehensive income attributable to equity holders of parent company	—	—	—	—
	Total comprehensive income attributable to minority interests	—	—	—	—

Legal representative of the Company: Liu Shaoyong

Officer-in-charge of accounting: Ma Xulun

Officer-in-charge of the accounting department: Wu Yongliang

4.2

Income Statement of Parent Company

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB’000

Unaudited

Item		Amount for the reporting period (from July to September)	Amount for the corresponding period of last year (from July to September)	Amount from the beginning of the year to the end of the reporting period (from January to September)	Amount from the beginning of last year to the end of the reporting period (from January to September)

1.	Revenue	13,387,605	13,930,494	35,016,763	38,363,130
	Less: Operating costs	10,291,398	10,179,425	29,193,321	30,457,133
	Business taxes and surcharges	19,272	320,532	54,977	779,964
	Selling expenses	940,959	1,030,233	2,533,916	2,732,601
	General and administrative expenses	382,409	325,211	1,035,217	980,435
	Finance expenses	468,799	–301,192	1,300,104	–358,082
	Assets impairment loss		4,422	–21,000	39,614
	Add: Gains from changes in fair value (loss indicated by “–”)	7,729	–14,278	17,576	71,218
	Investment gains (loss indicated by “–”)	71,941	23,188	229,975	450,926
	Of which: Investment gains on associated companies and joint ventures	—	—	—	—

2.	Operating profit (loss indicated by “–”)	1,364,438	2,380,773	1,167,779	4,253,609
	Add: Non-operating income	299,587	557,244	1,246,326	993,167
	Less: Non-operating expenses	2,198	2,411	6,235	13,178
	Of which: Loss on disposal of non-current assets	—	—	—	—

3.	Total profits (total losses indicated by “–”)	1,661,827	2,935,606	2,407,870	5,233,598
	Less: Income tax expenses	—	—	—	—

4.	Net profit (net loss indicated by “–”)	1,661,827	2,935,606	2,407,870	5,233,598

5.	Earnings per share:
	(1) Basic earnings per share	—	—	—	—
	(2) Diluted earnings per share	—	—	—	—

6.	Other comprehensive income	—	—	—	—

7.	Total comprehensive income	—	—	—	—

Legal representative of the Company: Liu Shaoyong

Officer-in-charge of accounting: Ma Xulun

Officer-in-charge of the accounting department: Wu Yongliang

4.3

Consolidated cash flow statement

From January to September 2012

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB’000

Unaudited

Item		Amount from the beginning of the year to the end of the reporting period (from January to September)	Amount from the beginning of last year to the end of the reporting period (from January to September)
1.	Cash flow from operating activities:
	Cash received from sales of goods and provision of labour services	66,409,838	64,520,118
	Net increase in customer deposits and deposits with banks	–	–
	Net increase in loans from Central Bank	–	–
	Net increase in advances from other financial institutions	–	–
	Cash received from original insurance policy premium	–	–
	Net cash received from reinsurance operations	–	–
	Net increase in policyholders’ deposits and investment	–	–
	Net increase in disposal of derivative financial assets	–	–
	Interests, handling charges and commissions received by cash	–	–
	Net increase in advances from banks and other financial institutions	–	–
	Net increase in repurchase of business funds	–	–
	Refund of taxes received	–	–
	Other cash received from operating activities	1,294,227	730,653

	Sub-total of operating cash inflow	67,704,065	65,250,771

	Cash paid for purchase of goods and receiving of labour services	42,170,361	41,562,268
	Net increase in customers deposits and advances	–	–
	Net increase in deposits with Central Bank and banks	–	–
	Compensation paid pursuant to original insurance contract and settled in cash	–	–
	Interest, handling charges and commission paid by cash	–	–
	Insurance policy dividend paid by cash	–	–
	Cash paid to and for employees	10,156,469	8,184,478
	Taxes paid	2,647,767	2,634,233
	Other cash paid for operating activities	1,098,188	822,586

	Sub-total of cash outflow from operating activities	56,072,785	53,203,565

	Net cash flows from operating activities	11,631,280	12,047,206

4.3

Consolidated cash flow statement (Cont’d)

From January to September 2012

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB’000

Unaudited

Item		Amount from the beginning of the year to the end of the reporting period (from January to September)	Amount from the beginning of last year to the end of the reporting period (from January to September)
2.	Cash flow from investment activities:
	Cash received from disposal of investment	4,804	56,298
	Investment income in cash	40,668	17,206
	Net cash recovered from disposals of fixed assets, intangible assets and other long-term assets	236,606	132,543
	Net cash received from disposal of subsidiaries and other operating units	–	–
	Other cash received from investing activities	1,846,722	476,558

	Sub-total of cash inflow from investing activities	2,128,800	682,605

	Amount paid in cash in relation to purchases of fixed assets, intangible assets and other long-term assets	8,302,280	9,245,718
	Investments paid in cash	–	1,277,376
	Net increase in pledged loans	–	–
	Net cash received from subsidiaries and other business units	–	–
	Other cash paid for investing activities	870,420	266,496

	Sub-total of cash outflow from investment activities	9,172,700	10,789,590

	Net cash flow from investment activities	–7,043,900	–10,106,985

4.3

Consolidated cash flow statement (Cont’d)

From January to September 2012

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB’000

Unaudited

Item		Amount from the beginning of the year to the end of the reporting period (from January to September)	Amount from the beginning of last year to the end of the reporting period (from January to September)
3.	Cash flow from fund raising activities:
	Proceeds received in cash from investments	153,850	1,004,500
	Of which: Cash received by subsidiaries from investment by minority shareholders	–	–
	Cash received from borrowings	28,303,603	20,462,131
	Proceeds received in cash from bonds issuance	–	–
	Other proceeds in cash from fund raising activities	236,475	1,015,051

	Sub-total of cash inflow from fund raising activities	28,693,928	22,481,682

	Cash paid for repayment of indebtedness	26,045,464	17,357,969
	Cash payments for distribution of dividends, profits or payments of interest expense	1,451,906	1,433,606
	Of which: Dividend and profit paid by subsidiaries to minority shareholders	23,042	154,398
	Other cash paid for fund raising activities	4,152,103	1,980,001

	Sub-total of cash outflow from fund raising activities	31,649,473	20,771,576

	Net cash flow from fund raising activities	–2,955,545	1,710,106

4.	Effect of changes in exchange rate on cash and cash equivalents	14,389	–20,903

5.	Net increase in cash and cash equivalents	1,646,224	3,629,424
	Add: Balance of cash and cash equivalents at the beginning of the period	3,860,973	3,078,228

6.	Balance of cash and cash equivalents at the end of the period	5,507,197	6,707,652

Legal representative of the Company: Liu Shaoyong

Officer-in-charge of accounting: Ma Xulun

Officer-in-charge of the accounting department: Wu Yongliang

4.3

Cash flow statement of Parent Company

From January to September 2012

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB’000

Unaudited

Item		Amount from the beginning of the year to the end of the reporting period (from January to September)	Amount from the beginning of last year to the end of the reporting period (from January to September)

1.	Cash flow from operating activities:
	Cash received from sales of goods and provision of labour services	36,123,141	42,512,088
	Refund of taxes received	–	–
	Other cash received relating to operating activities	1,050,483	623,444

	Sub-total of operating cash inflow	37,173,624	43,135,532

	Cash paid for purchase of goods and receiving labour services	21,106,208	24,691,077
	Cash paid to and for employees	5,810,053	5,161,178
	Taxes paid	1,307,964	1,424,496
	Other cash paid for operating activities	437,998	588,656

	Sub-total of cash outflow from operating activities	28,662,223	31,865,407

	Net cash flows from operating activities	8,511,401	11,270,125

2.	Cash flow from investment activities:
	Cash received from disposal of investment	12,165	56,426
	Investment income in cash	60,044	381,492
	Net cash recovered from disposals of fixed assets, intangible assets and other long-term assets	187,590	128,428
	Net cash received from disposal of subsidiaries and other operating units	–	–
	Other cash received from investing activities	125,240	266,479

	Sub-total of cash inflow from investing activities	385,039	832,825

	Amount paid in cash in relation to purchases of fixed assets, intangible assets and other long-term assets	6,253,475	8,268,453
	Investments paid in cash	316,840	2,171,500
	Net cash received from subsidiaries and other business units	–	–
	Other cash paid for investing activities	–	–

	Sub-total of cash outflow from investment activities	6,570,315	10,439,953

	Net cash flow from investment activities	–6,185,276	–9,607,128

4.3

Cash flow statement of Parent Company (Cont’t)

From January to September 2012

Prepared by: China Eastern Airlines Corporation Limited

Amounts expressed in RMB’000

Unaudited

Item		Amount from the beginning of the year to the end of the reporting period (from January to September)	Amount from the beginning of last year to the end of the reporting period (from January to September)

3.	Cash flow from fund raising activities:
	Proceeds received in cash from investments	–	–
	Cash received from borrowings	25,024,644	16,077,342
	Proceeds received in cash from bonds issuance	–	–
	Other proceeds in cash from fund raising activities	236,475	955,185

	Sub-total of cash inflow from fund raising activities	25,261,119	17,032,527

	Cash paid for repayment of indebtedness	22,467,664	15,177,401
	Cash payments for distribution of dividends, profits or payments of interest expense	1,184,601	1,076,000
	Other cash paid for fund raising activities	2,846,448	2,267,041

	Sub-total of cash outflow from fund raising activities	26,498,713	18,520,442

	Net cash flow from fund raising activities	–1,237,594	–1,487,915

4.	Effect of changes in exchange rate on cash and cash equivalents	14,072	–17,335

5.	Net increase in cash and cash equivalents	1,102,603	157,747
	Add: Balance of cash and cash equivalents at the beginning of the period	852,012	851,283

6.	Balance of cash and cash equivalents at the end of the period	1,954,615	1,009,030

Legal representative of the Company: Liu Shaoyong

Officer-in-charge of accounting: Ma Xulun

Officer-in-charge of the accounting department: Wu Yongliang

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